

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

December 22, 2010

Patrick M. Wheeler
Chief Financial Officer
ARCA biopharma, Inc.
8001 Arisra Place, Suite 200
Broomfiled, CO 80021

> **Re: ARCA biopharma, Inc.**
> **Form 10-K for Fiscal Year Ended December 31, 2009**
> **Filed March 4, 2010**
> **File No. 000-22873**

Dear Mr. Wheeler:

We have completed our review of your Form 10-K and have no further comments at this time.

Sincerely,

Joel Parker
Accounting Branch Chief